Exhibit 99.2

PRESS RELEASE

TotalEnergies Doubles its Recycled Plastic Production
Capacity in France

Paris, October 1, 2021 – TotalEnergies has inaugurated the extension of Synova in Normandy, the French leader in recycled polypropylene production. TotalEnergies is therefore doubling its mechanical recycling production capacity for recycled polymers, to meet growing demand for sustainable polymers from customers, such as Automotive Manufacturer (Auto OEM) and the construction industry.

Moving the circular economy forward

Plastics are essential to everyday life because of their many properties, including lightness, which allows the automotive industry, for example, to reduce the weight of vehicles and hence also fuel consumption and CO2 emissions. But plastics’ end-of-life is a crucial topic, which is why TotalEnergies is actively involved in plastics recycling as part of its circular economy approach.

In order to increase its mechanical recycling capacity, TotalEnergies acquired in 2019 Synova, the French leader in the production of recycled polypropylene derived from industrial waste plastics, household waste and car parts such as bumpers.

With the installation of two new production lines, Synova will produce almost 45,000 tons of recycled polypropylene per year using mechanical recycling methods, including one range containing fiber glass to produce components with very high mechanical performance.

Valérie Goff, Senior Vice President Polymers at TotalEnergies' Refining & Chemicals business segment, stated: "After announcing in 2020, at our zero-crude platform at Grandpuits, the first chemical recycling plant and our second bio-based and biodegradable plastic production plant, the Synova extension has now doubled our mechanical recycling production capacity in France. We are perfectly positioned to meet our customers' growing demand for more efficient and environmentally friendly polymers, all the while providing concrete answers to the challenge of managing end-of-life plastics. This investment will contribute to our ambition for 2030 of producing 30% recycled and renewable polymers.”

TotalEnergies and plastics recycling

TotalEnergies has the ambition of producing 30% recycled and renewable polymers by 2030. TotalEnergies is working on all types of recycling:

•	In mechanical recycling with its subsidiary Synova, the French leader in the production of recycled polypropylene for sustainable applications for the automotive or construction industry.

•	In chemical recycling, TotalEnergies announced in September 2020 the construction of France's first chemical recycling plant on its Grandpuits zero-crude platform. This new plant will use Plastic Energy's patented technology to transform plastic waste that is not generally recyclable into a pyrolysis oil called Tacoil, which will then be used as feedstock in TotalEnergies' steam crackers to produce polymers with properties identical to virgin polymers.

TotalEnergies is also a world leader in bioplastics. The joint venture between TotalEnergies and Corbion owns a plant in Thailand producing 75,000 tons/year of PLA, a 100% bio-based, recyclable and biodegradable bioplastic. In September 2020, it announced the construction of a second plant with a capacity of 100,000 tons/year on the Grandpuits zero-crude platform in France.

TotalEnergies is also a founding member of the Alliance to End Plastic Waste, which consists of around forty companies invested in the plastics and consumer goods value chain. They have pledged to allocate more than $1 billion, with a goal of reaching $1.5 billion by 2025, to the implementation of solutions to eliminate plastic waste in the environment, particularly in the oceans.

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About TotalEnergies

TotalEnergies is a broad energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com

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Cautionary Note

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otherwise.